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                             June 5, 2023

       Raymond Tam
       Chief Financial Officer
       Adagene Inc.
       4F, Building C14, No. 218
       Xinghu Street, Suzhou Industrial Park
       Suzhou, Jiangsu Province, 215123
       People   s Republic of China

                                                        Re: Adagene Inc.
                                                            Annual Report on
Form 20-F for the fiscal year ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39997

       Dear Raymond Tam:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for the fiscal year ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 212

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Raymond Tam
FirstName  LastNameRaymond Tam
Adagene Inc.
Comapany
June 5, 2023NameAdagene Inc.
June 5,
Page 2 2023 Page 2
FirstName LastName
2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3),
(b)(4), and (b)(5) are
         provided for    us,       our,    or    our operating entity.    We
also note that your list of
         subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
Consolidated Financial Statements
Note 9. Share-Based Compensation, page F-21

5. We note that on November 9, 2020, the company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options and paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. Additionally, we note that you determined in accordance with guidance set out in ASC 718-10-55-31 that there has been no substantial change to the vesting conditions and the company shall continue to account for the share awards in accordance with their original terms. You disclose that as of
         December 31, 2021, there were 1,585,000 shares unvested according to the original vesting conditions. Please tell us and revise future filings to disclose the number of unvested shares as of the end of the period of the financial statements. Additionally with a view towards disclosure, tell us whether these unvested shares are included in the table on page F-33 of potentially dilutive securities that have not been included in the calculation
 Raymond Tam
Adagene Inc.
June 5, 2023
Page 3
      of diluted net loss per share.
6. As a related matter, we note that on January 16, 2021, the company passed a board resolution whereby certain management members surrendered a total of 491,119 ordinary shares as repayment for their respective promissory notes issued in connection with the exercising of options granted to them. Please tell us and revise future filings to disclose whether these ordinary shares are part of the 2,375,000 shares issued on November 9,
      2020 or whether the shares are from other ordinary shares already held by those management members and how you accounted for the surrendered shares. Cite the applicable accounting guidance which supports your treatment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Contact
Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameRaymond Tam
                                                            Division of
Corporation Finance
Comapany NameAdagene Inc.
                                                            Office of Life
Sciences
June 5, 2023 Page 3
cc:       Xuelin Wang, Esq.
FirstName LastName